GOLDEN PACIFIC HOMES, LLC

VIA EDGAR

January 5, 2018

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re: Golden Pacific Homes, LLC

Request to Withdraw Regulation A Offering Statement on Form 1-A

Filed on August 29, 2016

SEC File No. 024-10605

Ladies and Gentlemen:

Pursuant to Rule 259 under the Securities Act of 1933, Golden Pacific Homes, LLC (the “Company”) requests the withdrawal of the Company’s Offering Statement originally filed on Form 1-A (Registration No. 024-10605) on August 29, 2016 and as amended on Form 1-A/A filed February 22, 2017 (together with all exhibits and amendments thereto, the “Offering Statement”).

The Company is requesting withdrawal of the Offering Statement because the Company has elected not to proceed with the proposed offering or to commence the operations of the Company at this time due to the total incurred and anticipated costs involved. The Offering Statement has not been qualified and no equity unit securities have been offered or sold under the Offering Statement. Moreover, none of the equity unit securities that are the subject of the Offering Statement are the subject of a proceeding under Rule 258. Consequently, the Company requests the Commission’s consent to the withdrawal of Offering Statement in accordance with Rule 259(a).

Should you have any questions regarding this withdrawal, please contact our counsel, Bradley Rogerson, at Hanson Bridgett LLP. Mr. Rogerson can be reached by phone at (415) 995-5898 or by email at brogerson@hansonbridgett.com. Thank you for your assistance in this matter.

Sincerely,

Golden Pacific Homes, LLC,

By:	Golden Pacific Capital, LLC, Manager

By:	/s/ Ian R. Fisher
Ian R. Fisher, Manager

cc:	K. Bradley Rogerson, Esq.
Hanson Bridgett, LLP